Exhibit 1

Rio de Janeiro, September 5, 2019.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira

Superintendence of Issuers Listings and Monitoring (Superintendência de Listagem e Supervisão de Emissores)

c.c.:  Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 802/2019-SLS

Dear Sirs,

In compliance with the Official Letter B3 802/2019–SLS from B3 S.A. – Brasil, Bolsa, Balcão (“B3”), dated September 4, 2019, in which Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) was asked to clarify the news article published in the press by the newspaper Valor Econômico on September 4, 2019, titled “Justice paves the way for CEO change at Oi,” as transcribed below, the Company hereby clarifies as follows:

“Dear Sirs,

A news report published by the newspaper Valor Econômico, on September 4, 2019, entitled “Justice paves the way for CEO change at Oi,” includes the following statements, among other information:

1.         The Honorable Judge Fernando Viana, of the 7th Corporate Court of Rio de Janeiro, approved, on the night before yesterday, the transition plan that, in practice, enables the change of command at Oi;

2.         The plan is for Teles and the new chief operating officer to work together for a few months before the current CEO’s departure, which is expected to occur between the end of this year and the beginning of next year;

3.         The person most frequently cited to assume the position is Rodrigo Abreu, a member of Oi’s board of directors and former CEO of TIM in Brazil.

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

We request clarification regarding these items by September 5, 2019, with your confirmation or denial, as well as other information considered important.”

With respect to these inquiries, the Company advises that it has become aware that the Honorable Judge of the 7th Corporate Court of Rio de Janeiro has decided, in a confidential proceeding, to authorize Oi’s Board of Directors, after hearing the judgment of the 7th Corporate Court of Rio de Janeiro and the Public Prosecutor’s Office of Rio de Janeiro, to elect a person to assume the position of executive officer without a specific title, pursuant to the Company’s bylaws, to act as chief operating officer, or “COO,” reporting to the chief executive officer of the Company.

The COO will be responsible for operating the Company’s core business, covering the areas of planning and operational performance, network management center, logistics and sales and operations planning, infrastructure, client services, engineering, systems, digital, customer service, planning and quality, retail and business, retail and business sales, customer relations, corporate, retail and business marketing, ombudsman and support.

To date, the Board of Directors has not elected someone to occupy this position.

Oi reaffirms its commitment to keep its shareholders and the market informed with respect to relevant and material aspects of its businesses, pursuant to the judicial decisions in effect, and reiterates that investors and the market in general should be guided solely by the official disclosures made by the Company.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br